

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Mr. Michael A. Shriner
President and Chief Executive Officer
MSB Financial Corp.
1902 Long Hill Road
Millington, New Jersey 07946

Re: MSB Financial Corp.
Form 10-K for the fiscal year ended June 30, 2011
Filed September 28, 2011
File No. 001-33246

Dear Mr. Shriner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney